Exhibit 11.1


                 STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS



For the year ended December 31, 2001


1.       Net income                                           $5,938,472
2.       Total weighted average common - Basic                $4,689,255
3.       Total weighted average common - Diluted              $4,787,284
4.       Basic earnings per share                                  $1.27
5.       Diluted earnings per share                                $1.24